Exhibit 99.1

Tesoro Logistics Becomes Full-Service Logistics Company with Purchase of QEP Field Services

•	TLLP agrees to acquire QEP Field Services for approximately $2.5 billion, including 58% ownership in QEP Midstream Partners

•	Strategically located high quality natural gas gathering pipelines and processing facilities in the Rockies, Uinta and North Dakota

•	Natural extension of TLLP’s logistics business, offering integrated crude oil and natural gas services

•	Acquisition includes a highly skilled and talented workforce

•	Enhances strategic growth opportunity into natural gas midstream business

SAN ANTONIO – October 19, 2014 - Tesoro Logistics LP (NYSE: TLLP) (the “Partnership” or “TLLP”) has executed a definitive agreement to acquire QEP Resources, Inc.’s wholly owned natural gas gathering and processing business, QEP Field Services, LLC (“QEPFS”), including its 58% partnership interest in QEP Midstream Partners, LP (“QEPM”). TLLP will pay total consideration of approximately $2.5 billion, including approximately $230 million to refinance QEPM’s debt.

The acquisition fully aligns with TLLP’s strategy to focus on stable fee-based business, optimize existing assets, pursue organic growth and grow through acquisitions. The combined system is expected to provide a platform for robust growth across the crude oil and natural gas basins in TLLP’s strategic footprint. “This acquisition will make TLLP a leading full-service, integrated logistics company with significant growth opportunities” said Phil Anderson, President of TLLP’s general partner. “Natural gas gathering and processing is an extension of our existing business and we are excited to welcome QEPFS’ highly skilled and talented team to Tesoro.”

Tesoro Corporation (“Tesoro”) has extensive experience with handling of natural gas and processing of natural gas liquids through its refining business, and this acquisition expands these skills into our logistics business. This natural extension of our business allows TLLP to offer integrated crude oil and natural gas services to producers, particularly in the Bakken.

The Partnership expects QEPFS’ diversified upstream customer base will drive TLLP’s third-party revenues to approximately 50%, supporting our goal of growing TLLP into a full-service customer driven business. TLLP expects to further optimize the acquired assets by capturing incremental third-party volumes as an independent logistics service provider and expects the combined operations to provide approximately $20 million in annual synergies.

Additionally, TLLP currently intends to seek to substantially reduce QEPFS’ existing commodity exposure through commercial contractual arrangements with Tesoro and its affiliates.

Third Quarter Distribution

The Partnership today also announced that it expects its quarterly cash distribution for the third quarter 2014 will be $0.6425 per unit, or $2.57 on an annualized basis. This expected distribution represents a 4% increase over the quarterly distribution of $0.615 per unit ($2.46 per unit on an annualized basis) paid in August 2014.

Transaction Details

The acquisition, which is subject to regulatory approval, is anticipated to close in the fourth quarter of 2014. It is expected to be accretive to unitholder distributions in the first year and drive TLLP unitholder value through the continued growth of the business. In conjunction with the transaction, Tesoro has committed to investing $350 million in TLLP common units as well as maintaining its 2% general partner interest. In connection with the closing of the acquisition, Tesoro will waive $10 million of general partner incentive distributions with respect to 2015.

QEP Field Services

QEPFS is a leading provider of natural gas gathering, processing and transportation services and crude oil gathering services in the Rocky Mountain region and North Dakota. With locations in the Uinta, Vermillion, Green River and Williston basins, the acquired assets operate over 2,000 miles of natural gas and crude oil gathering and transmission pipeline. The acquired assets have over 2.9 billion cubic feet per day of natural gas throughput capacity and over 54,000 barrels per day of crude oil throughput capacity.

QEP Midstream Partners, LP

Under the terms of the agreements, the Partnership will also acquire from QEP Resources, Inc. the general partner interest and incentive distribution rights, as well as 3,701,750 common units and 26,705,000 subordinated units of QEPM.

BoA Merrill Lynch acted as exclusive financial advisor to Tesoro Logistics GP, LLC on the transaction.

Public Invited to Listen to Conference Call

At 7:00 a.m. CT (8:00 a.m. ET) tomorrow, Monday, October 20, 2014, TLLP and Tesoro will live broadcast a conference call to discuss the transaction. Interested parties may listen to the conference call and access accompanying slides by logging on to http://www.tesorologistics.com.

About Tesoro Logistics LP

Tesoro Logistics LP, headquartered in San Antonio, Texas, is a fee-based, growth-oriented Delaware limited partnership formed by Tesoro Corporation. The Partnership is designed to own, operate, develop and acquire crude oil and refined products pipelines, terminals, tankage, and other transportation and logistics assets primarily in the Western and Mid-Continent regions of the United States.

This press release contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify forward-looking statements by the use of words such as “may,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “plans,” “expects,” “future” and “intends” and similar expressions which are intended to identify forward-looking statements. These forward-looking statements include statements concerning the expected completion of the transaction, cash flow, unitholder diversification and other benefits of the transaction. For more information concerning factors that could affect these statements see our annual report on Form 10-K and quarterly reports on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”). We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, after the date hereof.

Contact:

Investors:

Evan Barbosa, Investor Relations Manager, (210) 626-7202

Media:

Tesoro Media Relations, media@tsocorp.com, (210) 626-7702

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